UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
Response Biomedical Corp.
(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
76123L204

(CUSIP Number)
OrbiMed Advisors, LLC
OrbiMed Advisors Limited
OrbiMed Asia GP, LP
OrbiMed Capital GP III LLC
Samuel D. Isaly
767 Third Avenue, 30th Floor
New York, NY 10017
Telephone: (212) 739-6400
Attn: Eric Bittelman

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,647 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

78,647 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,647 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Advisors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,000,000 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,000,000 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Asia GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,000,000 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,000,000 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Capital GP III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,254,686 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,254,686 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,254,686 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS Samuel D. Isaly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,333,333 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,333,333 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,333,333 common shares (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This Statement on Schedule 13D relates to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 – 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.
Item 2. Identity and Background
     (a) This Statement is being filed by OrbiMed Advisors, LLC (“OrbiMed Advisors”), OrbiMed Advisors Limited (“OrbiMed Limited”), OrbiMed Asia GP, LP (“OrbiMed Asia”), OrbiMed Capital GP III LLC (“OrbiMed Capital”) and Samuel D. Isaly (“Isaly”) (collectively, the “Reporting Persons”).
     (b) — (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware, is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as general partner to certain clients as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, acts as general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Limited has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     OrbiMed Asia, a limited partnership organized under the laws of the Cayman Islands, acts as general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Asia has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     OrbiMed Capital, a limited liability company organized under the laws of Delaware, acts as general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.
     Isaly, a natural person, owns a controlling interest in OrbiMed Advisors and OrbiMed Capital. Isaly has his principal business address at 767 Third Avenue, 30th Floor, New York, New York 10017.
     The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Asia and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto. Schedules I, II, III and IV set forth the following information with respect to each such person:
(i)	name;

(ii)	business address (or residence where indicated);

(iii)	present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.
     (d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Isaly is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to its authority under its limited partnership agreement with Caduceus Private Investments III, LP (“Caduceus III”), as more particularly referred to in Item 6 below, OrbiMed Capital, as general partner of Caduceus III, caused Caduceus III to purchase 8,254,686 Shares using working capital in the aggregate amount of Cdn.$4,952,811.60.
     Pursuant to its authority under its limited partnership agreement with Caduceus Asia Partners, LP (“Caduceus Asia”), as more particularly referred to in Item 6 below, OrbiMed Asia caused Caduceus Asia to purchase 5,000,000 Shares using working capital in the aggregate amount of Cdn.$3,000,000.00. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of Caduceus Asia.
     Pursuant to its authority under its limited partnership agreement with OrbiMed Associates III, LP (“OrbiMed Associates”), as more particularly referred to in Item 6 below, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase 78,647 Shares using working capital in the aggregate amount of Cdn.$47,188.20.
Item 4. Purpose of Transaction
     This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.
     The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire additional Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.
     The Issuer, Caduceus III, OrbiMed Associates and Caduceus Asia entered into a Subscription Agreement dated June 27, 2010, as amended by a Letter Agreement dated July 15, 2010 (the “Subscription Agreement”). Pursuant to the terms of the Subscription Agreement, for a period of 24 months commencing on July 28, 2010, each of Caduceus III, OrbiMed Associates and Caduceus Asia has the right to participate in any subsequent financing by the Issuer so as to maintain its relative ownership interest in the Issuer on the same terms, conditions and price provided for in the subsequent financing.
     Pursuant to the terms of the Subscription Agreement, Issuer increased the number of positions on Issuer’s board of directors (the “Board”) to seven and caused an individual designated by Caduceus III (initially Peter Thompson, M.D.) to be appointed to the Board until the next annual general meeting of the Issuer and facilitated the election of another individual designated by Caduceus III (Jonathan Wang) to the Board at a shareholders’ meeting convened to approve the issuance of the Shares. Additionally, so long as Caduceus III, OrbiMed Associates, Caduceus Asia and their affiliates hold not less than 5,800,000 Shares (as adjusted for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions), the Issuer agreed (i) to include two individuals designated by Caduceus III on management’s slate of nominees for election to the Board at the next ensuing, and each subsequent, annual general meeting of the Issuer, (ii) that the number of positions on the Board shall not be increased above seven without the consent of the directors designated by Caduceus III and (iii) that the individuals designated by Caduceus III have the right to serve on and be appointed to each of the committees of the Board (including without limitation, its compensation committee, audit committee and the corporate governance and nominating committee). Also, pursuant to the terms of the Subscription Agreement, any vacancies created by the death, resignation or removal of either or both of the individuals designated by Caduceus III shall be promptly filled by the Board upon receipt of instructions from Caduceus III.
     Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) — (b) Based upon information contained in the most recent available filing by the Issuer with the SEC (as adjusted to reflect the issuance of 13,333,333 Shares pursuant to the Subscription Agreement), the 5,000,000 Shares held by Caduceus Asia constitute approximately 12.9% of the issued and outstanding common shares. OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by Caduceus Asia described in Item 3 and such power is exercised through OrbiMed

Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, Nancy T. Chang, Jonathan Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by Caduceus Asia, except to the extent of their pecuniary interest therein. As a result, OrbiMed Asia, OrbiMed Limited and Isaly (pursuant to his membership on the Committee) may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus Asia and to share power to direct the vote and the disposition of the Shares held by Caduceus Asia.
     As of this date of this filing, OrbiMed Capital and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus III described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC (as adjusted to reflect the issuance of 13,333,333 Shares pursuant to the Subscription Agreement), the 8,254,686 Shares held by Caduceus III constitute approximately 21.3% of the issued and outstanding common shares. Isaly owns a controlling interest in OrbiMed Capital pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Capital share power to direct the vote and to direct the disposition of the Shares held by Caduceus III described in Item 3.
     As of this date of this filing, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC (as adjusted to reflect the issuance of 13,333,333 Shares pursuant to the Subscription Agreement), the 78,647 Shares held by OrbiMed Associates constitute approximately 0.2% of the issued and outstanding common shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates described in Item 3.
(c)	Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital is the general partner of Caduceus III, pursuant to the terms of its limited partnership agreement. Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of Caduceus III. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus III. The number of outstanding Shares of the Issuer attributable to Caduceus III is 8,254,686. OrbiMed Capital, pursuant to its authority under its limited partnership agreement with Caduceus III, may be considered to hold indirectly 8,254,686 Shares.
     OrbiMed Advisors is the general partner of OrbiMed Associates, pursuant to the terms of the limited partnership agreement of OrbiMed Associates. Pursuant to this agreement and relationship, OrbiMed Advisors has discretionary investment management authority with respect to the assets of OrbiMed Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by OrbiMed Associates. The number of outstanding Shares of Issuer attributable to OrbiMed Associates is 78,647. OrbiMed Advisors, pursuant to its authority under its limited partnership agreement with OrbiMed Associates, may be considered to hold indirectly 78,647 Shares.
     OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia. OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. OrbiMed Limited established the Committee by written resolutions adopted on July 28, 2010. Pursuant to these agreements, resolutions and relationships, OrbiMed Asia has discretionary investment management authority with respect to the assets of Caduceus Asia and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus Asia. The number of outstanding Shares of the Issuer attributable to Caduceus Asia is 5,000,000. OrbiMed Asia, as the general partner of Caduceus Asia, may be considered to hold indirectly 5,000,000 Shares, and OrbiMed Limited, as the general partner of OrbiMed Asia, may be considered to hold indirectly 5,000,000 Shares.
     As noted above under Item 4, Peter Thompson, M.D. and Jonathan Wang (individuals designated by Caduceus III to sit on the Issuer’s Board), are members of the Issuer’s Board and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.

     Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit	Title
A	Joint Filing Agreement by and among OrbiMed Advisors, LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, LP, OrbiMed Capital GP III LLC and Samuel D. Isaly.

B	Subscription Agreement dated June 27, 2010, by and among Response Biomedical Corp., Caduceus Private Investments III, LP, OrbiMed Associates III, LP and Caduceus Asia Partners, LP (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on July 8, 2010).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2010	ORBIMED ADVISORS, LLC a Delaware Limited Liability Company
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Partner

ORBIMED ADVISORS LIMITED a Cayman Islands corporation
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, LP a Cayman Islands limited partnership By: ORBIMED ADVISORS LIMITED, its general partner
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC a Delaware limited liability company
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Partner

SAMUEL D. ISALY
	By:	/s/ Samuel D. Isaly
Samuel D. Isaly

SCHEDULE I
     The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors, LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Managing Partner	Partner OrbiMed Advisors, LLC

Michael B. Sheffery	Partner	Partner OrbiMed Advisors, LLC

Carl L. Gordon	Partner	Partner OrbiMed Advisors, LLC

Sven H. Borho German and Swedish Citizen	Partner	Partner OrbiMed Advisors, LLC

Jonathan T. Silverstein	Partner	Partner OrbiMed Advisors, LLC

W. Carter Neild	Partner	Partner OrbiMed Advisors, LLC

Geoffrey C. Hsu	Partner	Partner OrbiMed Advisors, LLC

Eric A. Bittelman	Chief Financial Officer And Chief Compliance Officer	CFO/CCO OrbiMed Advisors, LLC
SCHEDULE II
     The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Director	Director OrbiMed Advisors Limited

Michael B. Sheffery	Director	Director OrbiMed Advisors Limited

Carl L. Gordon	Director	Director OrbiMed Advisors Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Limited

W. Carter Neild	Director	Director OrbiMed Advisors Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors Limited

Name	Position with Reporting Person	Principal Occupation

Nancy T. Chang	Director	Director OrbiMed Advisors Limited

Jonathan Wang	Director	Director OrbiMed Advisors Limited

Sunny Sharma	Director	Director OrbiMed Advisors Limited

Alexander M. Cooper	Director	Director OrbiMed Advisors Limited

Eric A. Bittelman	Chief Financial Officer	CFO OrbiMed Advisors Limited
SCHEDULE III
     The names and present principal occupations of each of the executive officers and directors of OrbiMed Asia GP, LP are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Managing Partner	Partner OrbiMed Asia GP, LP

Michael B. Sheffery	Partner	Partner OrbiMed Asia GP, LP

Carl L. Gordon	Partner	Partner OrbiMed Asia GP, LP

Sven H. Borho German and Swedish Citizen	Partner	Partner OrbiMed Asia GP, LP

Jonathan T. Silverstein	Partner	Partner OrbiMed Asia GP, LP

W. Carter Neild	Partner	Partner OrbiMed Asia GP, LP

Nancy T. Chang	Partner	Partner OrbiMed Asia GP, LP

Jonathan Wang	Partner	Partner OrbiMed Asia GP, LP

Arasun Limited Cayman Islands Corporation	Partner	Partner OrbiMed Asia GP, LP

Eric A. Bittelman	Chief Financial Officer And Chief Compliance Officer	CFO/CCO OrbiMed Asia GP, LP

SCHEDULE IV
     The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital GP III LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Managing Partner	Partner OrbiMed Capital GP III LLC

Michael B. Sheffery	Partner	Partner OrbiMed Capital GP III LLC

Carl L. Gordon	Partner	Partner OrbiMed Capital GP III LLC

Sven H. Borho German and Swedish Citizen	Partner	Partner OrbiMed Capital GP III LLC

Jonathan T. Silverstein	Partner	Partner OrbiMed Capital GP III LLC

W. Carter Neild	Partner	Partner OrbiMed Capital GP III LLC

Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Capital GP III LLC